Mail Stop 3561

August 21, 2007

Via Fax & U.S. Mail

Mr. Peter R. Ingram
Chief Financial Officer
3375 Koapaka Street, Suite G-350
Honolulu, Hawaii 96819

> **Re: Hawaiian Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 001-31443**

Dear Mr. Ingram:

We have reviewed your response letter dated August 9, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Management's Discussion and Analysis
– Contractual Obligations, page 46

1. We note from your response to our prior comment 2 that the amount of rent escalation that is contingent in nature was not significant and you will expand the note to include a statement that contingent payments have historically been and are expected to be insignificant in future periods. However, we believe that because these payments are contingent in nature, you should also expand the note to describe the nature of the contingent payments (i.e. escalation of rents, etc.) including how such payments are determined under your lease agreements. Please revise future filings accordingly.

Consolidated Statements of Operations, page 58

2. We note from your response to our prior comment 3 that the capitalized interest amount represents actual interest incurred on your outstanding debt related to the acquisition of four aircraft. However, we do not believe that your response adequately explains why the amount is presented as <u>income</u> on the statement of operations. As previously requested, please explain to us why you believe it is appropriate to recognize the amount of capitalized interest as non-operating income on the face of the statement of operations. If you have grossed up interest costs incurred under the interest expense caption on the statement of operations and are presenting an offsetting amount for the interest capitalized, please explain that to us and disclose this accounting treatment in future filings. Also, we note that beginning June 2007 you are no longer capitalizing interest on acquired aircraft. Please note that we believe you should continue to include an accounting policy describing the recognition and measurement of capitalized interest in the notes to the financial statements in all future filings which include a period in which you have capitalized interest. Please confirm that you will revise future filings accordingly.

Notes to the Financial Statements

General

3. We note from your response to our prior comment 5 that the allowance for doubtful accounts is not material and if it becomes material or significant in future periods, then you will include the requested disclosure in the notes to the financial statements. However, because the balance of <u>accounts receivable</u> is significant, we believe that disclosure should be included as to how you analyze the balance in assessing the need for an allowance for doubtful accounts. As previously requested, please revise future filings to include a description of the accounting policies and methodology used to estimate the allowance for doubtful accounts, your policy for charging off uncollectible loans and trade receivables, and your

policy for determining past due or delinquency status (i.e., whether past due status is based on how recently payments have been received or contractual terms). See paragraphs 13a-c of SOP 01-6.

Note 6. Debt and Common Stock Warrant, page 76

4. We note from your response to our prior comment 8 that you accounted for the issuance of the Term B warrants in accordance with APB No. 14 and the portion of the proceeds allocable to the warrants were recorded as additional paid-in capital, and the allocation between the debt and the warrants was based on the relative fair values of the two securities at time of issuance. However, we do not believe that your response adequately addresses our previous comment. Please tell us and disclose in the notes to the financial statements in future filings, how you determined the fair value of the warrants. Also, please confirm that in future filings, you will disclose how you accounted for the issuance of the warrants in the notes to the financial statements. Additionally, for any future filings that include periods with warrant activity, please confirm that you will include a table showing the activity of the outstanding warrants during each period for which a balance sheet is presented. See Rule 4-08(i) of Regulation SX.

Note 7. Leases, page 79

5. We note from your response to our prior comment 10 that you continue to believe the classification of the write-off of the favorable aircraft lease intangible asset is appropriate as a non-operating expense. However, we continue to believe that because this amount relates to the write-off of an intangible asset, it should be classified as an operating expense. As previously requested, please revise future filings accordingly. See the analogous guidance in Note 68 of SAB 104 (Topic 13) and paragraph 25 of SFAS No. 144.

Note 10. Capital Stock, Stock Compensation and Stock Option Plans, page 88
– Stock Bonus Plan, page 92

6. We note from your response to our prior comment 11 that in accordance with SFAS 123R, compensation expense for the May 1, 2007 distribution is being recognized over the service period (January 1, 2006 through April 30, 2007) based on the fair value of the Company's stock at the grant date. Please tell us and disclose in future filings, how you determined or calculated the fair value of the stock at the grant date.

Mr. Peter R. Ingram
Hawaiian Holdings, Inc.
August 21, 2007
Page 4

****

You may contact Claire Erlanger at (202) 551-3301 or Joseph Foti at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief